NSAI NETHERLAND, SEWELL & ASSOCIATES, INC.
WORLDWIDE PETROLEUM CONSULTANTS
ENGINEERING • GEOLOGY • GEOPHYSICS • PETROPHYSICS

January 28, 2005

Mr. John R. Butler
Audit Committee Chairman
Board of Directors
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
The Woodlands, Texas 77380

Dear Mr. Butler:

In accordance with your request, we have completed a review of the procedures and methods used by Anadarko Petroleum Corporation (Anadarko) in preparing its estimates of proved reserves and future revenue for certain oil and gas properties, as of December 31, 2004. These reserve and future revenue estimates were prepared by Anadarko's internal technical staff. In addition, we contributed to the development of and participated in Anadarko's internal Securities and Exchange Commission (SEC) guidelines training meetings.

The opinions expressed herein are based on our involvement as a member of Anadarko's Reserve Review Team and our exposure to Anadarko's reserve estimating process. As a member of the Reserve Review Team, we met with Anadarko personnel and reviewed the geologic and engineering methodologies used as well as the resulting reserve estimates prepared by Anadarko for certain asset areas. In total, 25 separate reserve review meetings were conducted in Anadarko's offices in The Woodlands, Texas; Calgary, Alberta; and Uxbridge, England. The Reserve Review Team meetings took place during September, October, and November of 2004, with follow-up reviews in December 2004. The initial meetings ranged in duration from two to eight hours for each asset area with the follow-up discussions lasting a shorter period of time as only material changes and follow-up items were reviewed. The United States properties reviewed included the Alaska assets, 14 onshore asset areas, and 4 asset areas in the Gulf of Mexico. The international properties reviewed included the assets in Algeria, Canada, Qatar, and Venezuela. It is our understanding that the properties reviewed represent approximately 84 percent of the total proved reserves of Anadarko; and, that in the course of these meetings we reviewed approximately 75 percent of the 2004 projected reserve additions.

The goals of the reviews were to verify that Anadarko's reserve estimates were prepared in accordance with the guidelines and definitions of the SEC using generally accepted petroleum engineering and evaluation principles; and to determine, for the properties reviewed, the reasonableness of Anadarko's methods, procedures, and estimates. The reviews focused on the reserve determination methodologies and the data used in preparing these estimates.

For our reviews, we met with Anadarko's personnel and reviewed the geologic and engineering procedures and methodologies used as well as the resulting reserve estimates prepared by Anadarko. Presented to us were future development plans and the basis for reserves and oil and gas projections. The information and data presented may have included, but were not necessarily limited to, geological and geophysical interpretations; structure, isopach, and amplitude maps; 3-D seismic displays; datum pressure and temperature; formation test results; fluid gradient analysis; well log curves; petrophysical zone summaries and calculation methodology; fluid property analysis; results of reservoir simulation and material balance modeling; well and field performance data; future development plans; operating expenses; and reserves and flowstreams.

Although we have not completed independent reserve estimates, it is our judgment that the reviews were sufficient to determine that the general methods and procedures used by Anadarko in the reserve estimation process are reasonable. In our opinion, the estimates for those properties reviewed appear reasonable and have

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been prepared in accordance with SEC guidelines and definitions using generally accepted petroleum engineering and evaluation principles.

It should be understood that this was a review of procedures, methods, and certain internal estimates only and does not constitute a complete review, study, or audit of Anadarko's estimated proved reserves and future revenue. We did not consider Anadarko's probable or possible estimates in the review process but may have seen these estimates on certain properties as related to overall reserve distributions. We made no verification of the accuracy and completeness of the information and data provided by Anadarko with respect to ownership interest, oil and gas production, well test data, reservoir pressures, oil and gas prices, operating and development costs, and any agreements related to current and future operations of the properties.

As in all aspects of oil and gas reserves evaluation, there are uncertainties inherent in the interpretation of engineering and geological data. Our assessment represents only informed professional judgments pertaining to the conformance of the procedures and methods used by Anadarko in preparing its estimates of proved reserves and future revenue with the SEC guidelines and definitions.

Netherland, Sewell & Associates, Inc. is a firm of professionals dedicated to providing superior consulting service to the international petroleum industry. Our company has provided due diligence, technical support, and economic evaluations for private and government companies and financial institutions throughout the world. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists with respect to Anadarko Petroleum Corporation as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. We do not own an interest in these properties and are not employed on a contingent basis.

Very truly yours,

NETHERLAND, SEWELL & ASSOCIATES, INC.

By: /s/ C.H. (Scott) Rees III, P.E.
C.H. (Scott) Rees III, P.E.
President and Chief Operating Officer

By: /s/ J. Carter Henson, Jr., P.E.
J. Carter Henson, Jr., P.E.
Senior Vice President

Date Signed: January 28, 2005

JCH:LRG